UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL

COMMISSION FILE NUMBER 001-32679

CUSIP NUMBER: 45928H106

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

International Coal Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

300 Corporate Centre Drive
Address of Principal Executive Office (Street and Number)

Scott Depot, West Virginia
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

International Coal Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 within the prescribed time period because the Company could not complete the preparation of the required information without unreasonably effort and expense.

While finalizing its quarterly results, the Company identified that certain leasehold and ownership interests in land, accrued property taxes, and certain other items which, although immaterial, were overstated. As a result, the Company will restate its consolidated balance sheets, consolidated statements of operations and cash flows as of and for the two years ended December 31, 2006, and 2005 and for the period May 11, 2004 (inception) to December 31, 2004. As a result, the Company is in the process of preparing an amendment to its Annual Report on Form 10-K for the year ending December 31, 2006, which will include corrections to the Company’s financial statements for the years ended December 31, 2006 and 2005 and for the period May 11, 2004 (inception) to December 31, 2004. The restatement primarily relates to amounts recorded on the Company’s opening balance sheets associated with its acquisitions. Specifically, land, accrued property taxes, mineral rights and deferred income taxes will be reduced by $7.1 million, $5.1 million, $1.4 million and $1.1 million, respectively, and goodwill will be increased by $4.5 million. The impact on results from operations in each subsequent period is immaterial. The Company will also file amendments to its Quarterly Reports on Form 10-Q for the first and second quarters of 2007, which primarily relate to the balance sheets that are included in each of these filings. Because the restatement is not yet complete, the Company is not yet in a position to complete the preparation of its financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. The Company currently expects to file its amended Annual Report on Form 10-K and amended Quarterly Reports on Form 10-Q for the first and second quarters of 2007, together with its Quarterly Report on Form 10-Q for the period ended September 30, 2007, on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Bradley W. Harris	304	760-2400
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

3.	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Coal Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL COAL GROUP, INC.

Date:	November 13, 2007	By:	/s/ Bradley W. Harris
		Name:	Bradley W. Harris
		Title:	Senior Vice President, Chief Financial Officer and Treasurer